

June 20, 2011

Via E-mail
Thomas C. Staples
Chief Financial Officer
Winthrop Realty Trust
7 Bulfinch Place
Suite 500
Boston, MA 02114

> **Re:** **Winthrop Realty Trust**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed March 16, 2011**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2011**
> **Filed May 6, 2011**
> **File No. 001-06249**

Dear Mr. Staples:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1. In future Exchange Act periodic reports, please include capitalization rates for material acquisitions and/or dispositions of properties. Also include a clear description of how you calculate capitalization rates, including how you calculate NOI for these purposes.

Loan Assets, page 7

2.   In future Exchange Act periodic reports, please disclose the weighted average yield on your assets and the weighted average borrowing costs, including related hedging costs. In addition, please include disclosure regarding historical trends in your finance margin.

3.   Please advise us how management assesses the credit risk of its MBS and non-MBS portfolio, including internal risk ratings, LTV metrics, watch lists or similar measures. We may have further comment.

Item 2 – Properties, page 22

4.   In future Exchange Act periodic reports, please present average effective rental revenue per square foot taking into account any tenant concessions or abatements for your operating properties. Also please provide a definition of average rental revenue per square foot within your filing.

Operating Properties – Multi-Tenant, page 28

5.   We note your tables regarding lease expirations for each of your multi-tenant operating properties. In future Exchange Act periodic reports, please also present your lease expiration information on a portfolio basis.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

6.   Please advise us whether you consider FFO, NOI and same-store NOI to be key performance measures. We may have further comment.

7.   We note your disclosure page 38 that you expect that it is likely that your overall operating results at your existing properties will decline due primarily to the overall decline in occupancy. In future Exchange Act periodic reports, please revise the overview to more specifically discuss trends and uncertainties related to your business, including decreasing occupancy and rental rate trends. To the extent you have material lease expirations in the next year, please provide disclosure regarding the relationship of rents on expiring leases and market rates.

Liquidity and Capital Resources, page 40

8.   In future filings please provide more detailed disclosure regarding your sources of cash for the next year, including cash on hand, cash from operations, loan repayments/maturities, facility capacity, and new financings.

Tenant Concentrations, page 52

9.   In future Exchange Act periodic reports, please identify the tenants which represent significant portions of your base rental revenues. Also, to the extent that the expiration of the leases to these tenants will have a material impact on your financial condition, please disclose the expiration date of these leases.

Critical Accounting Policies and Estimates

Impairment

Operating properties, page 52

10.   Please expand your disclosure to include greater detail of what management considers when determining if there are indicators of impairment present. In addition, please disclose the major assumptions used in preparing an estimate of the undiscounted future cash flows and sensitivity of those assumptions. Further, please tell us if management considered the decreases in occupancy rates discussed on page 39 to be an indicator of impairment.

Financial Statements

General

11.   Please tell us how you complied with Rule 12-29 of Regulation S-X, or tell us how you determined it was unnecessary to provide Schedule IV for your investments in mortgage loans on real estate.

Consolidated Statements of Operations and Comprehensive Income (Loss), page 58

12.   Please tell us how you determined it was appropriate to record unrealized gain (loss) from equity investments within other comprehensive income. Within your response, please reference the authoritative accounting literature management relied upon.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Out of Period Adjustments, page 63

13.   We note your out of period adjustments. Please tell us how the Company determined these revisions were not material for each of the reporting periods effected. Within your response, please ensure that you address the quarterly reporting periods as well and the yearly reporting periods.

Lease Intangibles, page 66

14.   Please tell us how you considered any fixed rate renewal options into the calculation of the fair value of the below market lease intangibles and the period over which your below market lease intangibles are amortized. Within your response, please tell us how management determines the likelihood of the tenant exercising these below market renewal options.

Form 10-Q for the quarter period ended March 31, 2011

Exhibits 31.1 and 31.2

15.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have deleted the language "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" from paragraph 4 and you have deleted the language "(the registrant's fourth fiscal quarter in the case of an annual report)" from paragraph 4(d). Please revise your certifications in future filings to comply with the Exchange Act Rules.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk, Attorney Advisor, at 202-551-3657 or Jennifer Gowetski, Attorney Advisor, at 202-551-3401 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief